UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

JC

No Act
P.E. 11-27-02
0-17506

02068266

December 26, 2002

Act	1934
Section	
Rule	14A-8
Public Availability	12/26/2002

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: UST Inc.
Incoming letter dated November 27, 2002

Dear Mr. Friedman:

This is in response to your letter dated November 27, 2002 concerning the shareholder proposal submitted to UST by Nick Rossi. We also have received a letter on the proponent's behalf dated December 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
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Rule 14a-8(i)(3) and Rule 14a-8(i)(10)

November 27, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2002 NOV 29 AM 9: 11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Shareholder Proposal Submitted by Nick Rossi for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") from Nick Rossi (the "Proponent") proposing the following:

"This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

By copy of this letter, the Company notifies the Proponent of its intention to omit the Proposal from the Company's proxy materials for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2003 Proxy Materials because:

a. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)); and

b. the Proposal is substantially implemented (Rule 14a-8(i)(10)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are certain of the statements which are believed to be false and misleading.

The statement that this topic won an average 60%-yes vote at 50 companies in 2002 requires a citation to a specific source. The Staff required Mr. Chevedden or Mr. Rossi to make similar corrections to proposals for a shareholder vote on poison pills in 7 different proposals in the 2002 proxy season alone. Minnesota Mining and Manufacturing Co. (March 18, 2002); Kimberly-Clark Corp. (Feb. 1, 2002); Pharmacia, Inc. (March 7, 2002); El Paso Corp. (March 11, 2002); Exxon Mobil Corp. (March 22, 2002); PG&E Corp. March 1, 2002); Occidental Petroleum Corp. (March 8, 2002). Furthermore this statement is misleading because it is included as part of the title of the Proposal rather than in the supporting statement. As such, even if the Proponent were to provide factual support for the statement, it should be moved so that it is clear that it is part of the supporting statement.

There is no citation to the specific study, page number and publication date for the reference to the Harvard Report.

The references to "some" in the second paragraph of the supporting statement lack factual support and are vague because they do not refer to specific groups or individuals.

The reference to the Council of Institutional Investors ("CII") omits material information and is misleading and false. First, there is no context given for the statement that CII "called for shareholder approval of poison polls." Second, shareholders may be confused and not realize that not all institutional investors of UST Inc. are members of CII. Similarly, the wording of the Proposal may mislead shareholders into giving undue weight to this reference. Furthermore, CII's recommendation is a general one, not tailored to the individual circumstances of the Company or the requirements of Delaware law. The reference to CII is also false because the Proposal states that CII invests more than $1.5 trillion without factual support. On its website, CII states that it invests more than $1 trillion.

The reference to other companies in the last paragraph that "have been willing to redeem existing poison pills or seek shareholder approval for their poison pill" is misleading and irrelevant. Even if there were some reason why this statement bears on a shareholder's vote, the reference is misleading because those companies are in different industries and in other dissimilar circumstances. In addition, the willingness of other issuers to redeem or to seek shareholder approval of a poison pill is irrelevant to the decision of a shareholder of the Company on this Proposal.

In light of the foregoing, the Company believes that the Proposal is false, misleading and vague and is, therefore, excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. The portion of the proposal recommending the Board redeem any previously issued poison pill is moot because the Company does not have a shareholder rights plan in place, nor has it ever had one. In the past, the Staff has allowed issuers to exclude proposals limited to recommending a company redeem or terminate a pill currently in effect when the company does not have a pill in effect at the time under this rule. SBC Communications (Feb. 8, 2002); Bank of America (Feb. 13, 2002); Burlington Northern Sante Fe Corp. (Jan. 22, 2002).

The Company is aware that the Staff did not permit the exclusion of a reference to "redeeming or terminating any pill now in effect," even though there was no pill then in effect, when included in a proposal that also called for shareholder approval prior to adopting any poison pill. Minnesota Mining and Manufacturing ("3M") (March 18, 2002). In its no-action request, 3M asserted that the entire proposal may be excluded as substantially implemented. Unlike 3M, the Company does not assert that the entire Proposal has been substantially implemented, but rather that the reference to redeeming "any poison pill previously issued (if applicable)" is, in fact, inapplicable and that such reference may properly be excluded from the Proposal.

Accordingly, the Company submits that the purposes of the Proposal have been "substantially implemented" and that, therefore, such portion of the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponent. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Nick Rossi
P.O. Box 249
Boonville, CA 95415
(by certified mail)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
(by certified mail, return receipt requested)

Exhibit A

Nick Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Vincent Gierer, Jr.
Chairman
UST Inc. (UST)
100 West Putnam Avenue
Greenwich, CT 06830
Phone: (203) 661-1100
Fax: (203) 622-3626

Dear Mr. Gierer,

This Rule 14a-8 proposal is respectfully submitted for the next annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including [redacted] ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Nick Rossi
Nick Rossi

october 1-2002

cc: Debra A. Baker
Corporate Secretary
FX: 203/661-5613

3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

If our company at all considers spending shareholder money on a no action request on this established topic, it is respectfully recommend that the following points be brought to the attention of the directors:

1) "Similarly, lawyers who represent corporations serve shareholders, not corporate management."
Chairman Harvey L. Pitt, U.S. Securities and Exchange Commission, Washington, D.C., August 12, 2002

2) The Securities and Exchange Commission "is faced with a dramatic increased workload that is stretching its resources to the limit," Rep. John Dingell (D-Mich.) and Rep. Edward Markey, (D-Mass.).

3) To allow shareholder-voters a choice
In the New Jersey High Court ruling on Sen. Torricelli, the court said election statutes should be "liberally construed to allow the greatest scope for participation in the electoral process to allow ... the voters a choice on election day."

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

December 7, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2002 DEC -9 PM 2:45
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

UST Inc. (UST)
Investor Response to Company No Action Request
Poison Pill Topic
Nick Rossi

Ladies and Gentlemen:

This letter addresses the company November 27, 2002 no action request. The company appears to prejudice its case from the beginning by using one of the slower methods of mail delivery This resulted in shareholder party delivery on December 3, 2002. The company may have violated the requirement for simultaneous delivery of the no action request to the Office of Chief Counsel and the shareholder party.

The following is supporting evidence for the shareholder text:

1) Investor Responsibility Research Center June 14, 2002 News Release.
The 60% overall pill proposal vote result is highlighted. Subsequent pill proposal voting results increased the number of total companies to 50 and maintained the overall vote at 60%.

2) The key findings of the Harvard Report are independently summarized by the *Financial Times* exhibit.

3) The attached *Directors & Boards*, Fall 2001 issue is the source for the text: A company with good governance will perform better and good governance as a means of reducing risks, is included.

4) The supporting text from the Council of Institutional Investors website in support of the Council's position in favor of shareholder vote on poison pills.

The company claims "may mislead" more than once in its request without any factual support or explanation. If the company had provided any factual support it would have been challenged.

5) The Council of Institutional Investors members manage more than $2 trillion according to the attached March 25, 2002 news release and the attached page from the Council of Institutional Investors website accessed on Nov. 11, 2002.

The company provides no evidence for opining that principles of good governance flip-flop depending on "industry" and "circumstances."

The proposal text clarifies for the company the scope of application for the proposal including the possibility that the company might adopt a poison pill at almost any time between now and the annual meeting. Without the text on "any poison pill previously issued (if applicable)" the company could claim that the proposal was vague. Thus the submitted text gives the Board of Directors clarity on this key point.

For the foregoing reasons shareholders should not be excluded from the opportunity to vote on an established good governance topic and should not be excluded from considering reasonable supporting text.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Nick Rossi

Vincent Gierer, Jr.
Chairman

FOR IMMEDIATE RELEASE
June 14, 2002

For more information contact:
Carol Bowie, Director, Governance Research
CBowie@irrc.com
Meg Voorhes, Director, Social Issues Research
MVoorhes@irrc.com
(202) 833-0700

IRRC Tally Shows Record Support for Shareholder Proposals in 2002

WASHINGTON, D.C. -- In the first "post-Enron" annual meeting season, shareholders have been sending three loud and clear messages to corporations: Put more independent directors on boards, let shareholders vote on executives' pay and severance packages, and don't allow a company's auditor to do consulting work with the firm.

The potent combination of Enron's meltdown, accounting and securities analysts scandals, and persistent market doldrums has galvanized unprecedented support for several corporate governance issues at the 2,000 leading public companies where the Investor Responsibility Research Center tracks votes. At the same time, rising concerns over global warming have led to a doubling of support for shareholder resolutions asking companies how they will respond to this pressing environmental issue.

Extraordinary votes for some novel governance proposals

The much publicized "auditor conflict" resolution, which asks companies not to hire the same accounting firm to perform external audit services and non-audit services, has been garnering remarkable support. Union pension funds drafted and submitted this first-time proposal, and the average level of support for 12 resolutions with early vote tallies is an astounding 29.8 percent. The highest vote so far was at **PG&E**—46.5 percent of the votes cast. A similar vote at **Walt Disney** earlier in the year garnered support from 41.2 percent of the votes cast and prompted several companies—including **Apple Computer, Bristol-Myers Squibb and Johnson & Johnson**—to negotiate with proponents to withdraw their proposals in exchange for the company's commitment to prohibit or severely restrict consulting by auditors.

In another astonishing result, **Mentor Graphics** investors approved—by a margin of 57 percent—a resolution asking the company to put all stock plans with material dilution to a shareholder vote. "That result may be the highest tally ever for a first-time proposal," says IRRC's Director of Governance Research Carol Bowie. The gist of the proposal, which was filed by TIAA-CREF in its continuing campaign to compel companies to limit dilution from employee stock plans, is incorporated in new listing rules proposed by the New York Stock Exchange.

Another governance proposal introduced in 2002 asks for a report on directors' role in formulating corporate strategy. Union pension funds filed a total of 23 such resolutions, eight of which will come to a vote. Four resolutions that IRRC has tallies for so far received support from an average of 8.5 percent of votes cast, a significant level for a novel proposal. The remaining 15 were withdrawn after negotiation.

Golden parachutes getting thumbs down

CEO pay, especially reports of fat separation packages for disgraced executives, also has attracted shareholders' ire this year. The most prevalent executive pay-related proposal is aimed at curbing severance, specifically asking companies to allow shareholders to vote on future "golden parachute" agreements with senior executives. Results for the first 13 of a total of 19 proposals being voted on this year show average support of 39.6 percent of the votes cast. That figure is up substantially from an average support of 31.8 percent of the votes cast in 2001, when IRRC tracked a total of 13 golden parachute proposals that came to a vote.

The headline-grabbing vote on this issue occurred at **Bank of America**, where support from 50.7 percent of the votes cast prompted BoA's CEO Ken Lewis to publicly commit to act on the proposal. In 2001, an almost identical proposal submitted by the same proponent, the Teamsters, received just 40.7 percent of votes cast. Norfolk Southern shareholders also gave majority support to this proposal, with 55.8 percent of votes favoring it.

Similar proposals submitted by the Amalgamated Bank's LongView Collective Investment Fund also picked up strong support. LongView says its proposal at **Sprint** received 50 percent of the votes cast, while one at **Citigroup** garnered 47.7 percent and another at **General Electric** received 47 percent of the votes cast.

Director independence and takeover defenses also rile shareholders

In the post-Enron era, shareholders also are throwing substantial support behind proposals asking for more independence on boards. Average voting results for seven proposals asking to increase board independence stands at 29 percent, with a high of 56 percent recorded for the proposal submitted by Walden Asset Management to **EMC**. In 2001, average support for a total of seven proposals that came to a vote was just 22.5 percent, and the highest support was 31.9 percent (at **American International Group**).

The majority of shareholders voting on proposals addressing antitakeover devices such as poison pills and classified boards already support these proposals, and their numbers continue to rise. Results for 25 proposals obtained to date that ask companies to repeal their classified boards, for example, average 63 percent of votes cast. That is a significant increase from the average of 52.4 percent for a total of 46 such proposals voted on last year. So far in 2002, the highest level of support for a board declassification proposal was at **Airborne**, where a Teamsters-sponsored resolution received 84.5 percent of the votes cast—and all but two of the 25 resolutions received majority support.

Proposals asking companies to redeem their existing poison pills and/or allow shareholder votes on future pills also look to break records this year. Voting results obtained for 38 poison pill proposals show that average support stands at 60.1 percent, compared with an average of 57 percent support for a total of 22 pill proposals

— more —

that came to a vote last year. The highest vote recorded so far in 2002 was again at **Airborne**, where a proposal submitted by longtime activist John Chevedden garnered 91.4 percent of votes cast, according to preliminary results. Thirty poison pill proposals have attracted majority support so far.

High Scoring Governance Shareholder Proposals of the 2002 Season

Company	Proposal	Sponsor	Vote (High Vote So Far)	Avg Support for Proposal Type So Far	Avg Support for Proposal Type in 2001
Airborne	Redeem Or Vote On Poison Pill	J. Chevedden	91.4%	60.1%	57.0%
Alaska Air Group	Eliminate Supermajority Provision	J. Chevedden	85.0%	61.0%	57.9%
Airborne	Repeal Classified Board	Teamsters	84.5%	63.0%	52.4%
Airborne	Adopt Confidential Voting	W. Ziebarth	83.2%	58.8%	52.9%
Mentor Graphics	Vote On All Stock-Based Compensation Plans	TIAA-CREF	57.0%	nm	—
EMC	Increase Board Independence	Walden Asset Mgmt	56.0%	29.0%	22.5%
Norfolk Southern	Vote On Future Golden Parachutes	LongView	55.8%	39.6%	31.8%
Hartmarx	Adopt Cumulative Voting	C. Peiser	51.0%	31.5%	30.4%
PG&E	No Consulting By Auditors	UBCJA	46.5%	29.8%	—
Verizon Communications	Pension Fund Surplus Accounting+	C. Jones	42.7%	24.5%	—
EMC	Commit To Or Report On Board Diversity	Conn. Retirement Plans	32.0%	nm	20.5%
General Electric	Award Perfomance-Based Stock Options	LongView	30.0%	nm	25.9%
Union Pacific	Have Independent Board Chairman	LongView	28.3%	nm	15.7%
Household International	Link Executive Pay To Social Criteria	Domini	27.0%	9.2%	9.5%
PG&E	Report On Directors' Role In Corporate Strategy Formulation	Laborers	14.2%	8.5%	—

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

1997

The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — dominate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of Institutional Investors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has transformed both the dialogue and the level of cooperation between companies and large activist institutions.

— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance, and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without so much as a nod toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*

Portrait by Jean Kristie

3

COUNCIL *of* INSTITUTIONAL INVESTORS

Council Policies



Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

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GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications from shareholders and should seek shareholder views on

COUNCIL of INSTITUTIONAL INVESTORS

Press Releases



FOR IMMEDIATE RELEASE
March 25, 2002
Contact: Peg O'Hara or Ann Yerger
Phone: 202-822-0800

COUNCIL OF INSTITUTIONAL INVESTORS BACKS EXPENSING OF STOCK OPTIONS

WASHINGTON, DC, March 25–The Council of Institutional Investors today threw its support behind efforts to get companies to include the cost of stock options as an expense on their reported income statements.

Council members voted at their annual spring business meeting to adopt a policy requiring the expensing of all options.

"Since stock options granted to employees, directors and non-employees are compensation and have a cost, companies should include these costs as an expense on their reported income statements with appropriate valuation assumptions disclosed," the new policy reads.

The action represents a reversal of the Council's previous position on how stock options should be accounted for. In the mid-1990s, when the U.S. Financial Accounting Standards Board recommended requiring companies to expense the estimated fair value of all option awards, the Council opposed the proposal and instead endorsed requiring disclosure of the pro forma effect of stock option awards. The FASB ultimately backed off from requiring all options to be expensed.

But times have changed since the initial debate. The size of option programs has exploded, the true costs of fixed-price options are obscured, and shareholders have lost their right to vote on many option plans, so many feel that disclosure-based solutions are no longer adequate. Two years ago, the Council's Executive Committee directed its Policies Committee to reassess the Council's position. The committee considered a variety of studies and analyses, sponsored a debate on the issue and surveyed Council members before recommending the change. (The survey respondents favored the new policy by a 5 to 1 margin.) The Executive Committee accepted the recommendation in January and moved it be forwarded to the full membership for approval.

The new policy is based on the principle that options should be expensed on income statements because they are a form of compensation and they have value–sometimes significant value. Studies have shown that expensing options has a material effect on the bottom line and that this information is currently hidden in the footnotes to financial statements. Expensing would improve the comparability of reported compensation numbers, and would eliminate the inequitable two-track system that now requires the expensing of only some kinds of options, including the performance-based indexed options investors favor, thereby discouraging their use.

Recognizing that valuing stock options is complex and controversial, the Council did not advocate a specific valuation model. Instead, it has urged the International Accounting Standards Board (IASB), which is considering global standards on option accounting, to hold roundtables on the valuation issue and to seek input from the corporate community, institutional investors and others.

The Council of Institutional Investors is an association of some 120 public, corporate and Taft-Hartley pension funds (the voting members) and over 100 money managers, law firms and other financial services firms. Council members manage over $2 trillion in retirement assets.

5

COUNCIL *of* INSTITUTIONAL INVESTORS



Welcome

The Council of Institutional Investors is an organization of large public, labor funds and corporate pension funds which seeks to address investment issues that affect the size or security of plan assets. Its objectives are to encourage member funds, as major shareholders, to take an active role in protecting plan assets and to help members increase return on their investments as part of their fiduciary obligations.

Founded in 1985 in response to controversial takeover activities that threatened the financial interests of pension fund beneficiaries, the group began with 20 member funds. Today the Council has over 130 pension fund members whose assets exceed $2 trillion, and more than 125 honorary international participants and educational sustainers. It is recognized as a significant voice for institutional shareholder interests.

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3 – Shareholder Vote on Poison Pills
This topic won an average 60%-yes vote at 50 companies in 2002

This is to recommend that the Board of Directors redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively and significantly related to company value. This study, conducted with the University of Pennsylvania's Wharton School, reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Some believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Since the 1980s Fidelity, a mutual fund giant with $800 billion invested, has withheld votes for directors at companies that have approved poison pills, *Wall Street Journal*, June 12, 2002.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds which invests $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have been willing to redeem existing poison pills or seek shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Bausch & Lomb. I believe that our company should follow suit and allow shareholder input.

Shareholder Vote on Poison Pills
Yes on 3

The above format includes the emphasis intended.

The company is requested to notify the shareholder of any typographical question.

The company is requested to assign a proposal number based on the chronological order proposals are submittal and to make a list of proposal topic and submittal dates available to shareholders.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 26, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: UST Inc.
Incoming letter dated November 27, 2002

The proposal requests that the board of directors "redeem any poison pill previously issued (if applicable) and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that UST may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";
- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999"; and
- specifically identify the persons or entities referenced in the sentences that begin "Some believe that a company . . ." and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides UST with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UST omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that UST may omit the proposal from its proxy material under rule 14a-8(i)(10).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor